UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning issuance of “Non-dilutive” Preferred Securities

Tokyo, March 10, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) hereby announces that its wholly owned subsidiaries: MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, have decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	MUFG Capital Finance 1 Limited	MUFG Capital Finance 2 Limited	MUFG Capital Finance 3 Limited
Each issuer is a special purpose subsidiary established in the Cayman Islands under the laws of the Cayman Islands, and in which MUFG has 100 % voting rights.
Type of Security	Dollar-denominated non-cumulative perpetual preferred securities	Euro-denominated non-cumulative perpetual preferred securities	Yen-denominated non-cumulative perpetual preferred securities
No right to convert into MUFG’s common shares is granted.
Issue Amount	US$2,300,000,000	€750,000,000	¥120,000,000,000
Dividends	Dividend Rate 6.346 % per annum (Fixed rate until July 2016) Floating rate after July 2016	Dividend Rate 4.850% per annum (Fixed rate until July 2016) Floating rate after July 2016	Dividend Rate 2.68 % per annum (Fixed rate until July 2016) Floating rate after July 2016
Issue Price	US$1,000 per preferred security	€1,000 per preferred security	¥10,000,000 per preferred security
Issue Date	March 17, 2006
Use of Proceeds	To be provided to MUFG’s consolidated subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., in order to strengthen its capital base.
Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of MUFG, senior to the MUFG’s common shares, and effectively pari passu with MUFG’s preferred shares.
Method of Offering	Global offering targeted at institutional investors in the overseas market, mainly U.S. and Europe after registration with the U.S. Securities and Exchange Commission (the “SEC”)
Listing	To be listed on the Singapore Stock Exchange (SGX)
Joint Bookrunners	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities Inc.	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutche Bank Mitsubishi UFJ Securities International plc	Merrill Lynch, Pierce, Fenner & Smith Incorporated Nomura International plc Mitsubishi UFJ Securities International plc
Senior Co-Managers	Morgan Stanley & Co. Incorporated UBS Limited Mitsubishi UFJ Securities International plc	UBS Limited Morgan Stanley & Co. International Limited Nomura International plc	—
Co-Managers	Deutche Bank Securities Inc. Nomura International plc	J.P. Morgan Securities Ltd.	—

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state in the United States. A written prospectus for the offering containing the specific terms of the securities can be obtained from the above contact information, except the prospectus may not be distributed in any jurisdiction outside of the United States where such distribution is restricted.